Exhibit 15.6

Hydrocarbon Liquids & Natural Gas
Reserves Audit Report 2011

Cerro DragÓn, Anticlinal Funes, Piedra Clavada,
Koluel Kaike and Acambuco Areas, Argentina

Prepared For:
Pan American Energy, LLC

January 2012

/s/ Luis  V. Bacigalupo
Luis  V. Bacigalupo, P.Eng.
Senior Vice President.
Alberta  P.Eng. Permit 23579

411 North Sam Houston Parkway E., Suite 400, Houston, Texas 77060-3545
T +1 281 448 6188   F +1 281 448 6189
E rpsenergy@rpsgroup.com
W www.rpsgroup.com

RPS	Reserve Audit Report 11

CONTENTS

AUDIT LETTER	2
RESERVE STATEMENTS & CASH FLOWS	6
CERRO DRAGÓN	7
ANTICLINAL FUNES	93
PIEDRA CLAVADA	99
KOLUEL KAlKE	110
ACAMBUCO	121

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AUDIT LETTER

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411 N. Sam Houston  Parkway  East, Suite  400, Houston, Texas  77060-3545, USA
T   + 1 281 448  6188   F  +1 281 448  6189    W    www.rpsgroup.com/energy

January 23, 2012

Pan American Energy, LLC
Leandro N. Alem 1180
1001 Buenos Aires, Argentina

RE:    Reserve Audit of Cerro Dragon, Anticlinal Funes, Koluel Kaike, Piedra Clavada and
Acambuco areas in Argentina as of December 31, 2011

Gentlemen:

As per your request, RPS has conducted the reserves Audit of the referenced areas operated by Pan American Energy LLC (PAE) in the Republic of Argentina.   The effective date of the audit is December 31, 2011.  PAE working interest participation is as follows: Cerro Dragón 100%, Anticlinal Funes 80%, Koluel Kaike 100%, Piedra Clavada 100% and Acambuco 52%.

Reserve volumes have been estimated to either the end of the license contract life or their economic limit.

The fields have been on production for a number of years and have a significant reserves base remaining.  An aggressive development drilling program have been historically maintained for several years, and it is predicted to be continued for developing Proved Undeveloped (PUD) locations for at least the next five (5) years. Given the reservoir performance to date and known information, it is expected that the drilling will be successful and oil production will increase considerably as the program proceeds.

All potential volumes in the field are categorized as either proved, probable or possible reserves based on SEC and SPE guidelines.

RPS has conducted an evaluation of the information provided by PAE for each field, estimating the Proved, Probable, and Possible hydrocarbon liquids and natural gas reserves.   In the preparation  of this audit  RPS had  relied  upon the  information  furnished by  PAE, including reservoir and reserves data, production, development and operating costs, product prices, agreements relating to current and future operations, product sales, and other information/data provided by the operator, which was taken as presented. Following data review RPS proceeded with  tests,  attesting  assessment  procedures, and adjustments considered necessary for validating the reserves. All questions and clarifications requests made by RPS during the evaluation process were responded by PAE at the auditor's satisfaction.

The Proved reserves including Proved Developed and Proven Undeveloped, plus Probable and Possible hydrocarbon liquids and gas reserves validated by the audit work for each of the five audited areas are summarized in the table below.

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Pan American Energy

Hydrocarbon Liquid Reserves Pan American Energy, LLC- Net working interest
As of December 31, 2011

	Cerro Dragon MBbl	Anticlinal Funes MBbl	Piedra Clavada MBbl	Koluel Kaike MBbl	Acambuco MBbl	Total MBbl
Proved
Developed	477,612	121	17,680	8,504	4,613	508,530
Undeveloped	419,788	0	9,044	9,177	1,665	439,674
Total Proved	897,400	121	26,724	17,681	6,278	948,204
Probable	290,222	0	5,610	5,931	453	302,216
Possible	173,339	0	1,900	1,699	99	177,037

Natural Gas Reserves Pan American Energy, LLC- Net working interest
As of December 31, 2011

Cerro Dragon MMcf	Anticlinal Funes MMcf	Piedra Clavada MMcf	Koluel Kaike MMcf	Acambuco MMcf	Total MMcf
Proved
Developed	778,401	764	1,483	7,487	257,350	1,045,485
Undeveloped	366,144	0	777	8,264	101,413	476,598
Total Proved	1,144,545	764	2,260	15,751	358,763	1,522,083
Probable	417,875	0	706	6,145	70,094	494,820
Possible	273,300	0	247	1,413	0	274,960

Hydrocarbon liquids are crude oil, condensate and gasoline. The Condensate and Gasoline estimates, which are reported in stock tank barrels, are volumes captured during field separation and gas plants treating in the field. The natural gas reserves reported include gas sales and fuel gas. These volumes are reported in billion (109) cubic feet (BCF) at standard conditions of 14.7 psia and 60º Fahrenheit.

Proved natural gas sales estimates are based on existing gas contracts, and on the reasonable expectation that such gas sales contracts, will be extended to the entire life of the concession.

The reserves audit procedure followed for the evaluation of hydrocarbon reserves conform to the "Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information" which was approved by the SPE Board in 2001 and revised as of February 19, 2007. Reserves categorization and determination methodology followed the "Petroleum Resources Management System" (PRMS) guidelines, which were approved by SPE in 2009. RPS considers that the Proved hydrocarbon liquids and gas reserves estimates presented herein are reasonable. They

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have been prepared in accordance with the definitions for Proved hydrocarbon reserves set out in the Rule 4-10 of Regulations S-X of the United States Securities and Exchange Commission (SEC).

Economic test runs were completed using prevailing gas contract prices and governmental regulatory approvals for Gas Plus, when applicable. The crude oil reserves economic validation was based on annual average WTI price for 2011, corrected for crude quality, royalty, provincial taxes and retention taxes. Also included in the runs were capital costs associated with the entire development programs planned by PAE for this field. The operating cost estimates were derived from historical data.

As indicated above, this study was based on data supplied by PAE. The supplied information was reviewed for reasonableness from a technical perspective. As is common in oil field situations, basic physical measurements taken over time cannot be verified independently in retrospect. As such, beyond the application of normal professional judgment, such data must be accepted as representative. While we are not aware of any falsification of records or data pertinent to the results of this study, RPS does not warrant the accuracy of the data and accepts no liability for any losses from actions based upon reliance on data, which is subsequently shown to be falsified or erroneous.

RPS personnel who prepared this report are degreed professionals with the appropriate qualifications and experience to complete the audit work. RPS and its staff do not claim expertise in accounting, legal and environmental matters, and opinions on such matters do not form part of this report.

This report has been prepared on a best efforts basis to address the requirement of the brief specified by PAE. The results and conclusions represent informed professional judgments based on the data available and time frame allowed to perform this work. No warranty is implied or expressed that actual results will conform to these estimates. RPS accepts no liability for actions or losses derived from reliance on this report or the data on which it was based.

Very truly yours,
RPS

/s/ Luis V. Bacigalupo
Luis V. Bacigalupo
Senior Vice President

Ref:Lvb/sd/UCV02134

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